June 10, 2019

Division of Corporate Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Petrolia Energy Corporation
Form 10-K/A for the For the Fiscal Year ended December 31, 2017
Response dated February 19, 2019
Response dated March 6, 2019
File No. 0-52690

Ladies and Gentlemen:

Petroleum Energy Corporation (“Petrolia”) submits this letter in response to your recently received letter dated May 28, 2019, and the comments contained in your April 29, 2019 letter (the “Comment Letter”) relating to the above-referenced filing.

Petrolia is working expeditiously to submit the delayed filing and respond to the Comment Letter; however we humbly and respectfully request an extension of time to respond to the inquiries contained in the Comment Letter. Petrolia’s new auditors have indicated the 2018 10-K to be completed and filed on Edgar no later than June 28, 2019, and we request that we be allowed an extension until that date. In the meanwhile, if any material items arise that Petrolia is required to disclose, a Form 8-K will be issued accordingly.

Petrolia is requesting the extension due to time constraints resulting from the fact that it has engaged a new audit firm, M&K CPA’s, PLLC (“M&K”) on January 31, 2019 as a replacement for our prior audit firm, MaloneBailey, LLP. The new audit firm has had to review the entire 2017 calendar year and first and second quarter filings for 2018 to ensure that there are no inconsistencies and to get a full understanding of our financials. The new auditors also requested a SEC qualified reserve report completed for the Canadian oil and gas assets for year end 2018 and this process created further delay as we are a 28% working interest non-operating owner at these Canadian oil & gas leases and could not control this timeline. The reserve report has been prepared by McDaniels & Associates Consultants Ltd. and will be submitted to our auditors for review no later than June 17th. It is this necessary review by M&K that has caused much of the delay in our reporting and response to the Comment Letter.

Please do not hesitate to contact me at (832) 930-2199 with any concerns you may have regarding the timetable described above. Thank you for your consideration. We look forward to your prompt response.

Very truly yours,

/s/ Zel C. Khan
Zel C. Khan,
Chief Executive Officer